NISCAYAH

82-35019

04 November 2009

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

SEC Mail Processing
Section

NOV 12 2009

Washington, DC
112

09047382

Please find enclosed information required by Rule 12g3-2(b) under the Securities Exchange Act of 1934.

SUPPL

Best Regards

Else Trägårdh
Investor Relations
Niscayah

Telephone: +46 (0)10 458 80 80
Mobile: +46 70 560 76 72
E-mail:else.tragardh@niscayah.com

11/24

NISCAYAH

82-35019

SEC Mail Processing Section

NOV 12 2009

Washington, DC
112

INTERIM REPORT JANUARY–SEPTEMBER 2009

- Sales increased by **1 percent** to **MSEK 5,660 (5,620)** and the organic sales growth amounted to **-10 percent (4)**.
- Sales of services increased by **13 percent** to **MSEK 2,459 (2,186)**.
- Operating income (EBIT) increased by **24 percent** and amounted to **MSEK 402 (325)**, which resulted in an operating margin (EBIT) of **7.1 percent (5.8)**.
- Income before tax increased by **MSEK 632** to **MSEK 381 (-251)**. Foreign exchange rate effects impacted financial net by **MSEK 23 (-6)**.
- Net income increased by **MSEK 589** to **MSEK 265 (-324)** and earnings per share increased to **SEK 0.72 (-0.89)**.
- The operating cash flow amounted to **MSEK 593 (360)**.

COMMENTS FROM THE CEO, JUAN VALLEJO,

The market situation continues to be weak with low demand and high price pressure, particularly within implementation projects. It is gratifying to see that sales of services continue to rise and the share of services amounted to 46 percent during the third quarter. The restructuring program which commenced during the fourth quarter 2008 is proceeding as planned. We will continue to adapt the organization depending on how demand develops on the various markets. In addition to this, we see further opportunities to improve efficiency. The cash flow was strong during the third quarter and significantly better compared with the same quarter of the previous year. We are continuing to focus on refinement of the service offering with recurring income and improving cost efficiency while at the same time prioritizing margins over growth. All of the measures initiated create a stable basis for continued development.

Financial overview – The Group

MSEK	Jan-Sept 2009	Jan-Sept 2008	Jul-Sept 2009	Jul-Sept 2008	Rolling 12 months	Jan-Dec 2008
Sales	5,660	5,620	1,741	1,876	8,049	8,009
Sales growth, %	*1*	*9*	*-7*	*10*	*4*	*10*
Organic sales growth, %	*-10*	*4*	*-12*	*4*	*-8*	*3*
Gross income	1,941	1,913	609	646	2,722[1]	2,695[1]
Gross margin, %	*34.3*	*34.1*	*35.0*	*34.5*	*33.8*[1]	*33.7*[1]
Selling and administrative expenses	-1,515	-1,571	-473	-536	-2,076[1]	-2,132[1]
Selling and administrative expenses, margin, %	*26.8*	*28.0*	*27.1*	*28.6*	*25.8*[1]	*26.6*[1]
EBITDA	562	475	179	154	836[1]	748[1]
EBITDA margin, %	*9.9*	*8.4*	*10.3*	*8.2*	*8.4*[1]	*9.3*[1]
Operating income before amortization (EBITA)	425	342	136	110	646[1]	563[1]
EBITA margin, %	*7.5*	*6.1*	*7.8*	*5.9*	*8.0*[1]	*7.0*[1]
Operating income (EBIT)	402	325	129	104	615[1]	537[1]
Operating margin (EBIT), %	*7.1*	*5.8*	*7.4*	*5.5*	*7.6*[1]	*6.7*[1]
Impairment losses of goodwill	-	-490	-	-490	-	-490
Operating income (EBIT) including costs of the restructuring program and impairment losses of goodwill.	402	-165	129	-386	340	-228
Net financial income/expense	-21	-86	-3	-32	-73	-138
Income before tax	381	-251	126	-418	266	-366
Net income	265	-324	87	-440	150	-440
Earnings per share, SEK	0.72	-0.89	0.23	-1.21	0.4	-1.21
Earnings per share, before costs for the restructuring program and impairment losses of goodwill, SEK	0.72	0.45	0.23	0.14	1.16	0.89
Return on capital employed, before restructuring costs %	-	-	-	-	*19*	*14*
Return on equity, before restructuring costs %	-	-	-	-	*22*	*15*

[1] Excluding costs of the restructuring program, MSEK 275 and impairment losses of goodwill, MSEK 490.

Operating income (EBIT) excluding costs for the restructuring program, MSEK 275, and impairment losses of goodwill, MSEK 490, are referred to throughout the report unless otherwise stated.

The Group, sales per quarter

MSEK


2 500
2 250
2 000
1 750
1 500
1 250
1 000
Q1-07
Q2-07
Q3-07
Q4-07
Q1-08
Q2-08
Q3-08
Q4-08
Q1-09
Q2-09
Q3-09

The Group, Operating income before amortization (EBITA) and EBITA margin per quarter

MSEK


250
225
200
175
150
125
100
75
50
12%
11%
10%
9%
8%
7%
6%
5%
4%
Q1-07
Q2-07
Q3-07
Q4-07
Q1-08
Q2-08
Q3-08
Q4-08
Q1-09
Q2-09
Q3-09

Sales

JANUARY-SEPTEMBER 2009

Sales during the period increased by 1 percent to MSEK 5,660 (5,620), of which organic sales growth amounted to -10 percent (4). Sales of services increased by 13 percent to MSEK 2,459 (2,186), of which, organic sales growth of services amounted to 1 percent (3).

Sales of implementation projects decreased during the period by 6 percent (+11), which resulted in weakened sales growth, of which the organic sales growth amounted to -17 percent (6).

The sales mix between sales of implementation projects and sales of services changed during the period, of which the share of services amounted to 43 percent (39).

Sales have been positively impacted during the period by changes in foreign exchange rates amounting to MSEK 500 (-54).

JULY- SEPTEMBER 2009

During the third quarter, sales decreased by 7 percent and amounted to MSEK 1,741 (1,876), of which organic sales growth amounted to -12 percent (4).
Sales of services increased by 8 percent to MSEK 806 (746), of which, organic sales growth of services amounted to 2 percent (4).
The weak market primarily impacted sales of implementation projects, which have decreased by 17 percent (+12) of which organic sales growth of implementation projects amounted to -22 percent (5).
The sales mix between sales of implementation projects and sales of services changed during the period, of which the share of services amounted to 46 percent (40).
Sales have been positively impacted during the quarter by changes in foreign exchange rates amounting to MSEK 86 (3).

Income

JANUARY-SEPTEMBER 2009

Operating income before amortization (EBITA) increased by 24 percent to MSEK 425 (342) and the EBITA margin increased to 7.5 percent (6.1) driven by lower selling and administrative expenses which amounted to 26.8 percent (28.0) and a higher gross margin of 34.3 percent (34.1). Employee-related costs of a non-recurring nature of approximately MSEK 13 impacted the EBITA margin negatively during the period by 0.2 percent.
Operating income (EBIT) increased by 24 percent to MSEK 402 (325) and the operating margin (EBIT) increased to 7.1 percent (5.8).
Operating income (EBIT) was impacted positively during the period by changes in exchange rates amounting to MSEK 29 (10).
Financial net during the period amounted to MSEK -21 (-86). Changes in exchange rates impacted financial net by MSEK 23 (-6).
Income before tax increased by MSEK 632 to MSEK 381 (-251).
Net income increased during the period by MSEK 589 to MSEK 265 (-324).

JULY- SEPTEMBER 2009

Operating income before amortization (EBITA) increased by 24 percent to MSEK 136 (110) during the third quarter and the EBITA margin increased to 7.8 percent (5.9) driven by a lower margin in respect of selling and administrative expenses which amounted to 27.1 percent (28.6) and a higher gross margin of 35.0 percent (34.5). The higher gross margin is primarily due to the changed sales mix between sales of implementation projects and sales of services during the third quarter, whereof the share of services has increased and amounted to 46 percent (40).
Operating income (EBIT) increased by 24 percent to MSEK 129 (104) and the operating margin (EBIT) increased to 7.4 percent (5.5).
Operating income (EBIT) was impacted positively by changes in exchange rates amounting to MSEK 8 (10).
Finance net amounted to MSEK -3 (-32). Changes in exchange rates have impacted financial net by MSEK 10 (1) and arise from a strengthening of the Swedish krona against Niscayah's most important currencies during the third quarter.
Income before tax increased by MSEK 544 to MSEK 126 (-418). Net income during increased by MSEK 527 to MSEK 87 (-440).

Return on capital employed and equity (before restructuring costs)

The Group's return on capital employed was 19 percent (15). The Group's capital employed totaled MSEK 3,484 as of September 30, 2009 (3,919). Return on equity was 22 percent (15).

Niscayah's share

Earnings per share during the period amounted to SEK 0.72 (-0.89) corresponding to an increase of SEK 1.61. Equity per share on September 30, 2009 was SEK 5.38 (5.43) and the share price was SEK 15.80 (9.70). The total number of outstanding shares is unchanged since the listing and amounted to 365,058,897 as of September 30, 2009.

Financial goals

Niscayah has two main financial goals:
An average yearly sales growth of more than 10 percent, including acquisitions
An average yearly return on capital employed to exceed 20 percent
As of September 30, 2009, sales growth amounted to 1 percent (currency adjusted -10 percent) and return on capital employed amounted to 19 percent.
The long-term financial goals are target figures over an entire business cycle.

Outlook

During 2009 margins are prioritized over growth. The market is expected to be characterized by continued weak demand.

Segments

Mainland Europe

The share of services increased by 6 percent and amounted to 49 percent of the segment's total sales during the third quarter, both due to lower sales of implementation projects and to increased sales of services during the quarter. The Nordic operations continue to perform well. The market in the segment continues to be weak, particularly in the Southern parts of Europe, meaning that projects are being deferred to a future date. The restructuring program is proceeding according to plan.

Mainland Europe, sales per quarter


MSEK
1900
1750
1600
1450
1300
1150
1000
Q1-07 Q2-07 Q3-07 Q4-07 Q1-08 Q2-08 Q3-08 Q4-08 Q1-09 Q2-09 Q3-09

Mainland Europe, Operating income before amortization (EBITA) and EBITA margin per quarter


MSEK
250
200
150
100
50
14%
12%
10%
8%
6%
4%
Q1-07 Q2-07 Q3-07 Q4-07 Q1-08 Q2-08 Q3-08 Q4-08 Q1-09 Q2-09 Q3-09

MSEK	Jan-Sept 2009	Jan-Sept 2008	Jul-Sept 2009	Jul-Sept 2008	Jan-Dec 2008
Sales	4,431	4,343	1,360	1,439	6,172
Sales growth, %	*2*	*13*	*-5*	*14*	*13*
Sales of services	2,015	1,845	663	627	2,587
Sales growth of services, %	*9*	*9*	*6*	*10*	*12*
Operating income before amortization (EBITA)	472	395	147	121	591
EBITA margin, %	*10.7*	*9.1*	*10.8*	*8.4*	*9.6*
Operating income (EBIT)	460	385	143	118	576
Operating margin (EBIT), %	*10.4*	*8.9*	*10.5*	*8.2*	*9.3*

JANUARY-SEPTEMBER 2009

Sales increased by 2 percent to MSEK 4,431 (4,343), of which -8 percent was organic growth. Sales of services increased by 9 percent during the period to MSEK 2,015 (1,845), of which, -1 percent was organic growth.
Sales of implementation projects decreased during the period by 5 percent (+16), which resulted in weakened sales growth, of which -14 percent (8) was organic growth.
The sales mix between sales of implementation projects and sales of services changed during the period, of which the share of services amounted to 45 percent (42).
The EBITA margin amounted to 10.7 percent (9.1). Employee-related costs of a non-recurring nature of approximately MSEK 11 impacted the EBITA margin negatively during the period by 0.2 percent.
Changes in exchange rates have resulted in a positive currency effect of MSEK 330 on sales and MSEK 24 on operating income (EBIT) compared with the same period of the previous year.

JULY- SEPTEMBER 2009

Sales decreased by 5 percent to MSEK 1,360 (1,439), of which -10 percent was organic growth.
Sales of services increased by 6 percent to MSEK 663 (627), of which, 1 percent was organic growth. Sales of implementation projects decreased by 15 percent (+19), which resulted in weakened sales growth, of which -19 percent (8) was organic growth.
The sales mix between sales of implementation projects and sales of services changed during the period, of which the share of services amounted to 49 percent (44).
The EBITA margin amounted to 10.8 percent (8.4). Operating income before amortization (EBITA) and the EBITA margin for the third quarter largely follow Niscayah's normal seasonal pattern where the earnings trend is slightly weaker than the second quarter, due to vacation effects.
Changes in exchange rates have resulted in a positive currency effect of MSEK 62 on sales and MSEK 5 on operating income (EBIT) compared with the same quarter of the previous year.

US/UK/Ireland

The share of services increased by 21 percent and accounted for 39 percent of the total sales during the third quarter. The market in the segment continues to be weak, and there is strong price pressure, especially within implementation projects. The development in the segment is weaker than expected. The restructuring program is proceeding according to plan.

US/UK/Ireland's sales per quarter


MSEK
550
500
450
400
350
Q1-07
Q2-07
Q3-07
Q4-07
Q1-08
Q2-08
Q3-08
Q4-08
Q1-09
Q2-09
Q3-09

US/UK/Ireland's Operating income before amortization (EBITA) and EBITA margin per quarter


MSEK
55
45
35
25
15
5
-5
11%
9%
7%
5%
3%
1%
-1%
Q1-07
Q2-07
Q3-07
Q4-07
Q1-08
Q2-08
Q3-08
Q4-08
Q1-09
Q2-09
Q3-09

MSEK	Jan-Sept 2009	Jan-Sept 2008	Jul-Sept 2009	Jul-Sept 2008	Jan-Dec 2008
Sales	1,185	1,234	369	421	1,774
Sales growth, %	*-4*	*-4*	*-12*	*-3*	*2*
Sales of services	443	340	143	118	483
Sales growth of services, %	*30*	*-1*	*21*	*4*	*5*
Operating income before amortization (EBITA)	29	50	15	21	105
EBITA margin, %	*2.5*	*4.0*	*4.0*	*4.9*	*5.9*
Operating income (EBIT)	19	42	12	18	93
Operating margin (EBIT), %	*1.6*	*3.4*	*3.1*	*4.3*	*5.3*

JANUARY-SEPTEMBER 2009

Sales decreased by 4 percent to MSEK 1,185 (1,234), of which -20 percent was organic growth. Sales of services increased by 30 percent during the period to MSEK 443 (340), of which, 8 percent was organic growth.
Sales of implementation projects decreased during the period by 12 percent (4), which resulted in weakened sales growth, of which -26 percent (-2) was organic growth. The sales mix between sales of implementation projects and sales of services changed during the period, of which the share of services amounted to 37 percent (28).
The EBITA margin amounted to 2.5 percent (4.0). Employee-related costs of a non-recurring nature of approximately MSEK 2 impacted the EBITA margin negatively during the period by 0.2 percent.
Changes in exchange rates have resulted in a positive currency effect of MSEK 162 on sales and a positive currency effect of MSEK 6 on operating income (EBIT) compared with the previous year.

JULY-SEPTEMBER 2009

Sales decreased by 12 percent to MSEK 369 (421), of which -20 percent was organic growth.
Sales of services increased by 21 percent to MSEK 143 (118), of which, 9 percent was organic growth. Sales of implementation projects decreased by 21 percent (4), which resulted in weakened sales growth, of which -27 percent (-5) was organic growth. The sales mix between sales of implementation projects and sales of services changed during the period, of which the share of services amounted to 39 percent (28).
The EBITA margin amounted to 4.0 percent (4.9).
Operating income before amortization (EBITA) and the EBITA margin for the third quarter follow Niscayah's normal seasonal pattern where the earnings trend is slightly stronger during the third quarter than during the second quarter.
Changes in exchange rates have resulted in a positive currency effect of MSEK 22 on sales and MSEK 3 on operating income (EBIT) compared with the same quarter of the previous year.

Restructuring program

A restructuring program commenced during the fourth quarter 2008 with the aim of improving profitability and to counter decreased demand, particularly in the part of the business covering implementation projects. The measures to reduce costs are proceeding according to plan. Annual savings from all measures initiated are expected to amount to approximately MSEK 400. The full savings effect is expected to be achieved from the first quarter 2010. The previously announced measures for capacity and cost savings amounted to approximately MSEK 90 during the third quarter. The cash flow has been negatively impacted by costs related to the restructuring program of MSEK 138 (0) during the period.

Other financial information

Financial position

Niscayah's ongoing financing needs and strategic growth are secured by the Group's principal credit facility, Multicurrency Revolving Facility, which amounts to SEK 3 billion in total, of which MSEK 760 has a remaining term of two years and MSEK 2,240 a remaining term of four years. Outstanding loans under the credit facility amounted to MSEK 1,668 (2,068) in total as of September 30, 2009 and are utilized in Swedish kronor, euro and US dollars.
The Group's net debt as of September 30, 2009 amounted to MSEK 1,424 (1,931) and equity amounted to MSEK 1,970 (1,988). The Group's equity debt ratio has been reduced considerably and amounted to 0.72 (0.97) as of September 30, 2009 as a consequence of the favourable cash flow.
The Group's financial net during the period amounted to MSEK -21 (-86) of which effects from changes in exchange rates against the Swedish krona impacted the financial net positively by MSEK 23 (-6). The Group's interest rate exposure, which relates to the Group's credit facility, is managed by the use of interest rate swap agreements whose market valuation effects are included in the Group's net interest income. As of September 30, 2009, the average fixed interest term was 20.0 months.

Operating cash flow (including costs of the restructuring program)

MSEK	Jan-Sept 2009	Jan-Sept 2008	Jul-Sept 2009	Jul-Sept 2008	Jan-Dec 2008
Operating income before amortization (EBITA)	425	342	136	110	288
Investments in non-current assets	-81	-130	-2	-40	-167
Reversal of depreciation and amortization	137	132	43	44	185
Net investments in non-current assets	56	2	41	3	18
Change in operating capital employed	112	16	46	-125	381
Operating cash flow	593	360	223	-11	687
Operating cash flow as a % of operating income before amortization (EBITA)	140	105	164	-10	239

The adjusted operating cash flow for the period amounted to MSEK 731 (360), excluding payments for the restructuring of MSEK 138, and the adjusted operating cash flow for the third quarter amounted to MSEK 245 (-11), excluding payments for the restructuring of MSEK 22 (0). Cash generation amounted to 140 percent (105) for the period and to 164 percent (-10) for the third quarter. The decline in sales volumes in conjunction with a major focus on outstanding accounts receivable and inventories contributed to a significant decrease in capital employed during the period and in the third quarter.

Investments, depreciation and amortization

Investments in operational non-current assets decreased during the period and amounted to MSEK 81 (130), of which MSEK 38 (94) were in property, plant and equipment. During the third quarter, investments in operational non-current assets amounted to MSEK 2 (40), of which MSEK 2 (24) were in property, plant and equipment. Depreciation and amortization of operational non-current assets increased during the period and amounted to MSEK 137 (132), of which MSEK 110 (110) were in property, plant and equipment. Depreciation and amortization of operational non-current assets during the third quarter amounted to MSEK 43 (44), of which MSEK 33 (36) were in property, plant and equipment.

Acquisitions

The Group completed an acquisition which was consolidated during the period.

Included as of	Company	Participating interest	Sales 2008	Employees[1]	Segment
Jan 7, 2009	Secuvision, Holland	100%	MSEK 16	7	Mainland Europe

[1]On the acquisition date

The acquisition has made a marginal contribution to sales and operating income during the period. For more information, see page 14.

Employees
The average number of employees during the period was 5,673 (6,270 as of December 31, 2008), of whom 7 had been employed in acquired company.

Tax
The tax expense for the period amounted to MSEK 116 (73) based on an annual tax rate of 30.3 percent (30.6).

The Parent Company
Net sales for Niscayah Group AB during the period amounted to MSEK 146 (111). Income after net financial items for the period amounted to MSEK 255 (154). Cash and cash equivalents amounted to MSEK 167 (MSEK 123 as of December 31, 2008). During the period, the Parent Company invested MSEK 0 (360) in shares in subsidiaries and MSEK 13 (11) in other non-current assets.

Significant risks and uncertainties
Niscayah, as an international Group is exposed to both business (operational) risks as well as financial risks. All risk management is handled in line with policies and guidelines adopted by the board defining the responsibility and mandate and with the overall objective of establishing risk awareness and preventive measures via effective processes and internal control. The goal is to minimize both financial income effects as well as business-related losses but also to protect customers, employees and other stakeholders.

The Group's business risk exposure is primarily attributable to risks in customer assignments such as delivery commitments, credit risks and liability risks in connection with the accomplishment of the assignment. The Group's business risk management is conducted based on the Group's established risk analysis model focusing on important aspects of contract management as well as on processes in the entire business cycle. Insurance solutions are utilized to minimize any negative financial effects that may arise from indemnifications particularly related to liability issues, as well as property damage.

The financial risk exposure mainly consists of foreign exchange risk, interest rate risk, liquidity risk and refinancing risks in connection with the Group's financing and transactions related to operations. Financial hedging measures (interest and foreign exchange derivative transactions) may only be executed against existing underlying exposures and with counterparties where ISDA agreements (netting agreements) are established. As a consequence of the prevailing market conditions there is a considerable focus on credit risk management and exposure to both financial counterparties and customers. During the period, Niscayah had no outstanding financial positions to banks with credit ratings outside the established mandate or significant doubtful debts and bad debts.

Besides Niscayah's general risk exposure and as a result of the global financial crisis, the current market situation Niscayah expects an impact on the demand for services, particularly within implementation projects. Otherwise, no further significant risks have been identified since the publication of the 2008 Annual Report. For additional information about Niscayah's risk exposure and risk management refer to Note 3 in the 2008 Annual Report.

Transactions with related parties
No transactions between Niscayah and related parties significantly impacting the Company's financial position and income have taken place during the period.

Occurences after the end of the reporting period

New President and CEO
The Board of Directors of Niscayah Group AB has appointed Håkan Kirstein, 39, new President and CEO. Håkan Kirstein will begin to work at the company on November 16 and will assume his new role on March 1, 2010. Juan Vallejo, current President and CEO, will remain in his role until February 28, 2010. For further information, reference is made to the press release dated November 3, 2009.

Other information

Accounting principles

Niscayah applies international accounting principles, International Financial Reporting Standards (IFRS), as adopted by the EU. This interim report has been prepared for the Group in accordance with IAS 34 Interim Financial Reporting and according to the Swedish Financial Reporting Board's recommendation RFR 1.2. Supplementary Accounting Rules for Groups. The financial position of the Parent Company has been prepared in accordance with the Swedish Annual Accounts Act and with the Swedish Financial Reporting Board's recommendation RFR 2.2, Accounting for Legal Entities.

A large number of amendments of existing standards, new interpretations and a new standard (IFRS 8) have become effective as of January 1, 2009. As far as Niscayah is concerned, the following issued standards and interpretations that became effective on January 1, 2009 are deemed relevant for the presentation of the financial statements and the accounting principles.

IFRS 8, Operating segments replaces IAS 14 Segment reporting. The new standard deals with reporting of segments and means that the segment information shall be presented on the basis of a management approach. Niscayah's segment information is already based on the internal reporting to the management, which is why the application of IFRS 8 does not imply any change in the Group's reportable segments.

IAS 1, Presentation of Financial Statements

The amendment of this standard means a change in how the financial statements shall be presented. In accordance with IAS 1, Niscayah has opted to present consolidated comprehensive income divided into two statements, an income statement and a statement of other comprehensive income. Furthermore, the statement of consolidated changes in equity only includes transactions with the owners.

In other respects, Niscayah continues to apply the same accounting principles and valuation methods as described in the Annual Report for 2008.

Future reporting dates during 2010

February 10, 2010	Year-end report January-December 2009
May 6, 2010	Interim report January-March 2010
May 6, 2010	Annual General Meeting, Lindhagensplan 70, Stockholm
July 29, 2010	Interim Report January-June 2010
November 4, 2010	Interim Report January-September 2010

Annual Report 2009

Week 15	Annual Report for 2009 available on the Group's website.

Nomination Committee before Annual General Meeting 2010

At the Annual General Meeting 2009, Gustaf Douglas (Investment AB Latour, and others), Mikael Ekdahl (Melker Schörling AB), Marianne Nilsson (Swedbank Robur), Mats Tunér (SEB fonder) and Magnus Landare (Alecta) were appointed as members of the Nomination Committee before the Annual General Meeting 2010. Gustaf Douglas was appointed as chairman of the Nomination Committee. Certain changes have taken place in the ownership structure during the autumn and Henrik Didner (Didner & Gerge fonder) has therefore replaced Magnus Landare (Alecta) and Per-Erik Mohlin has replaced Mats Tunér as representative for SEB Investment Management AB. Shareholders who wish to contact the Nomination Committee can send a letter addressed to Niscayah Group AB (publ), "The Nomination Committee", Box 12231, 102 26 Stockholm or send an e-mail to valberedning@niscayah.com

Stockholm, November 3, 2009

Niscayah Group AB (publ.)

Juan Vallejo
CEO and President

Press conference

A press conference will be held at Niscayah's head office at Lindhagensplan 70 in Stockholm on November 3, 2009, at 10.30 a.m., CET. 10.30. To follow the press conference by telephone (and ask questions), please call:
Sweden: + 46 (0) 8 50 520 270
UK: + 44 (0) 208 817 9301
US: + 1 718 354 1226

For further information please contact:

Juan Vallejo, CEO and President	+46 10 458 8000
Håkan Gustavson, CFO	+46 10 458 8000
Else Trägårdh, Investor Relations	+46 10 458 8080

Niscayah Group AB (publ.) is a world-leading security partner offering complete security solutions for clients with high security demands within market segments such as banking and finance, industry, defense, healthcare and retail. Niscayah's services are based on modern technology and include access control, video surveillance, intrusion protection and fire alarm systems. www.niscayah.com

Niscayah Group AB discloses the information provided herein pursuant to the Swedish Securities Markets Act and/or the Swedish Financial Instruments Trading Act. This information was submitted for publication on November 3, 2009 at 08.30 a.m.

Auditor' Review Report

We have reviewed this report for the period January 1 to September 30, 2009, for Niscayah Group AB (publ.). The board of directors and the CEO are responsible for the preparation and presentation of this interim report in accordance with IAS 34 and the Swedish Annual Accounts Act. Our responsibility is to express a conclusion on this interim report based on our review.

We conducted our review in accordance with the Swedish Standard on Review Engagements SÖG 2410, Review of Interim Report Performed by the Independent Auditor of the Entity. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden, RS, and other generally accepted auditing standards in Sweden. The procedures performed in a review do not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the interim report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act, regarding the Group, and with the Swedish Annual Accounts Act, regarding the Parent Company.

Stockholm, November 3, 2009
PricewaterhouseCoopers AB

Bo Lagerström
Authorised Public Accountant

Consolidated income statement in summary

MSEK	Jan-Sept 2009	Jan-Sept 2008	Jul-Sept 2009	Jul-Sept 2008	Jan-Dec 2008
Sales	**5,660.0**	**5,620.3**	**1,741.4**	**1,875.9**	**8,009.0**
Cost of goods sold[1]	-3,719.5	-3,706.9	-1,132.7	-1,229.6	-5,401.1
Gross income	**1,940.5**	**1,913.4**	**608.7**	**646.3**	**2,607.9**
Selling and administrative expenses[1]	-1,515.4	-1,571.2	-472.4	-536.1	-2,320.0
EBITA	**425.1**	**342.2**	**136.3**	**110.2**	**287.9**
Amortization and impairment of acquisition related intangible assets[2]	-23.1	-507.7	-7.4	-496.3	-516.2
Operating income (EBIT) after impairment	**402.0**	**-165.5**	**128.9**	**-386.1**	**-228.3**
Financial income and expenses[3]	-21.1	-85.5	-3.2	-32.1	-137.8
Income before tax	**380.9**	**-251.0**	**125.7**	**-418.2**	**-366.1**
Tax	-115.5	-73.1	-38.3	-21.5	-73.6
Net income for the period	**265.4**	**-324.1**	**87.4**	**-439.7**	**-439.7**
Of which attributable to;					
Shareholders in the Parent Company	264.6	-325.0	87.2	-440.1	-440.4
Minority interests	0.8	0.9	0.2	0.4	0.7
Earnings per share before dilution, SEK	0.72	-0.89	0.23	-1.21	-1.21
Earnings per share after dilution, SEK	0.72	-0.89	0.23	-1.21	-1.21
[1]Of which depreciation and amortization;					
Property, plant and equipment	-109.6	-109.9	-33.3	-35.9	-151.8
Intangible assets (excluding amortization of acquisition related intangible assets)	-27.4	-22.8	-9.4	-7.8	-33.2
Total depreciation and amortization (excluding amortization of acquisition related intangible assets)	**-137.0**	**-132.7**	**-42.7**	**-43.7**	**-185.0**
[2]Amortization and impairment of acquisition related intangible assets;					
Amortization of acquisition related intangible assets	-23.1	-17.7	-7.4	-6.3	-26.2
Impairment losses of goodwill	-	-490.0	-	-490.0	-490.0
Total amortization and impairment of acquisition related intangible assets	**-23.1**	**-507.7**	**-7.4**	**-496.3**	**-516.2**
[3]Financial income and expenses					
Interest income	2.8	12.8	0.5	1.3	22.7
Interest expenses	-47.3	-92.3	-14.1	-34.4	-148.7
Exchange gains	110.5	*	73.4	*	*
Exchange losses	-87.1	*	-63.0	*	*
Currency effects (net)	-	-6.0	-	1.0	-11.8
Total financial income and expenses	**-21.1**	**-85.5**	**-3.2**	**-32.1**	**-137.8**

***Information for comparing numbers is missing.**

Consolidated statement of comprehensive income

MSEK	Jan-Sept 2009	Jan-Sept 2008	Jul-Sept 2009	Jul-Sept 2008	Jan-Dec 2008
Net income	265.4	-324.1	87.4	-439.7	-439.7
Actuarial gains and losses	14.7	-	14.7	-	-21.0
Exchange rate differences	-136.6	0.9	-194.0	114.3	86.2
Other comprehensive income for the period, net after tax	**-121.9**	**0.9**	**-179.3**	**114.3**	**65.2**
Total comprehensive income for the period	**143.5**	**-323.2**	**-91.9**	**-325.4**	**-374.5**
Total comprehensive income attributable to:					
The Parent Company's shareholders	143.2	-324.3	-91.6	-326.0	-376.2
Minority interest	0.3	1.1	-0.3	0.6	1.7

Consolidated balance sheet in summary

MSEK	Sept. 30, 2009	Sept. 30, 2008	Dec. 31, 2008
ASSETS			
Non-current assets			
Intangible assets	2,555.0	2,592.0	2,655.9
Property, plant and equipment	305.0	380.5	381.7
Deferred tax assets	80.1	48.4	103.9
Financial assets	6.6	3.2	6.7
Other receivables	18.2	16.3	20.8
Total non-current assets	**2,964.9**	**3,040.4**	**3,169.0**
Current assets			
Inventories	274.2	303.2	315.4
Accounts receivable and other receivables	2,360.0	2,729.6	3,032.3
Derivative instruments	-	8.2	0.3
Cash and cash equivalents	386.2	270.1	356.4
Total current assets	**3,020.4**	**3,311.1**	**3,704.4**
TOTAL ASSETS	**5,985.3**	**6,351.5**	**6,873.4**

EQUITY	Sept. 30, 2009	Sept. 30, 2008	Dec. 31, 2008
Capital and reserves attributable to the Parent Company's shareholders	1,962.8	1,981.0	1,929.1
Minority interest	7.7	6.8	7.4
Total equity	**1,970.5**	**1,987.8**	**1,936.5**
LIABILITIES			
Non-current liabilities			
Borrowing	1,699.1	2,107.3	2,038.8
Other interest-bearing liabilities	4.0	4.0	4.0
Deferred tax liabilities	157.8	140.6	160.4
Provisions for pensions	75.0	63.3	95.4
Other liabilities	1.9	0.3	0.0
Other provisions	53.9	30.3	89.8
Total non-current liabilities	**1,991.7**	**2,345.8**	**2,388.4**
Current liabilities			
Borrowing	51.3	59.1	54.1
Other interest-bearing liabilities	45.1	42.1	48.9
Accounts payable and other liabilities	1,845.1	1,916.7	2,254.1
Derivative instruments	17.5	-	15.2
Other provisions	64.1	-	176.2
Total current liabilities	**2,023.1**	**2,017.9**	**2,548.5**
TOTAL EQUITY AND LIABILITIES	**5,985.3**	**6,351.5**	**6,873.4**

Statement of changes in consolidated equity

Equity attributable to the Parent Company's shareholders

MSEK	Share capital	Other paid-up capital	Translation reserve	Retained earnings	Total	Minority interest	Total shareholders' equity
Opening balance as at January 1, 2008	365.1	0.1	33.9	2,088.7	2,487.8	5.7	2,493.5
Total comprehensive income for the period	-	-	0.9	-325.2	-324.3	1.1	-323.2
Dividend	-	-	-	-182.5	-182.5	-	-182.5
Closing balance as at Sept. 30, 2008	**365.1**	**0.1**	**34.8**	**1,581.0**	**1,981.0**	**6.8**	**1,987.8**
Opening balance as at January 1, 2009	365.1	0.1	119.1	1,444.8	1,929.1	7.4	1,936.5
Total comprehensive income for the period	-	-	-136.1	279.3	143.2	0.3	143.5
Dividend	-	-	-	-109.5	-109.5	-	-109.5
Closing balance as at Sept. 30, 2009	**365.1**	**0.1**	**-17.0**	**1,614.6**	**1,962.8**	**7.7**	**1,970.5**

CONSOLIDATED CASH FLOW STATEMENT IN SUMMARY

MSEK	Jan-Sept 2009	Jan-Sept 2008	Jul-Sept 2009	Jul-Sept 2008	Jan-Dec 2008
Cash flow before changes in working capital	224.1	285.7	31.2	135.4	450.5
Changes in working capital	296.1	-33.7	136.5	-166.5	60.3
Cash flow from operating activities	**520.2**	**252.0**	**167.7**	**-31.1**	**510.8**
Cash flow from investing activities	-96.4	-255.0	1.0	-46.7	-332.2
Of which acquisition of subsidiaries/operations[1]	*-17.9*	-124.4	0.6	-5.5	*-164.6*
Cash flow from financing activities	-386.6	-135.1	-87.6	-30.6	-251.6
Cash flow for the period	**37.2**	**-138.1**	**81.1**	**-108.4**	**-73.0**
Cash and cash equivalents at beginning of period	356.4	401.9	320.2	367.7	401.9
Cash flow for the period	37.2	-138.1	81.1	-108.4	-73.0
Exchange rate differences in cash and cash equivalents	-7.4	6.3	-15.1	10.8	27.5
Cash and cash equivalents at end of period	**386.2**	**270.1**	**386.2**	**270.1**	**356.4**

[1]Specification of all acquired net assets and goodwill, January – September 2009
Acquisition calculations are subject to final adjustment no later than one year after the date of acquisition.

MSEK	Carrying amounts for acquisitions	Adjustment to fair value	Fair value acquisition balance
Intangible assets	0.0	0.0	0.0
Property, plant and equipment	0.2	0.0	0.2
Accounts receivable	3.3	0.0	3.3
Other assets	2.8	0.0	2.8
Other liabilities	-3.7	0.0	-3.7
Net debt	0.1	0.0	0.1
Identifiable net assets	2.7	0.0	2.7
Goodwill	-	-	15.3
Purchase price	-	-	18.0
Acquisition-related cash and cash equivalents	-	-	-0.1
Total effect on the Group cash and cash equivalents	-	-	**17.9**

Key ratios and other information

	Jan-Sept 2009	Jan-Sept 2008	Jul-Sept 2009	Jul-Sept 2008	Jan-Dec 2008[1]
Sales growth, %	1	9	-7	10	10
Organic sales growth, %	-10	4	-12	4	3
Gross margin, %	34.3	34.1	35.0	34.5	33.7
Selling and administrative expenses, margin, %	26.8	28.0	27.1	28.6	26.6
EBITDA margin, %	9.9	8.4	10,3	8.2	9.3
EBITA margin, %	7.5	6.1	7.8	5.9	7.0
Operating income (EBIT) before impairment losses of goodwill, %	7.1	5.8	7.4	5.5	6.7
Net margin, %	4.7	-5.8	5.0	-23.4	4.1
Market price at the end of the period, SEK	15.8	9.70	15.8	9.70	6.65
Dividend per share, SEK	-	-	-	-	0.30
Earnings per share, SEK	0.72	-0.89	0.23	-1.21	-1.21
Earnings per share, before costs for the restructuring program and impairment losses of goodwill, SEK	0.72	0.45	0.23	0.14	0.89
Number of outstanding shares	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897
Average number of shares	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897
Costs for the restructuring program, MSEK	-	-	-	-	-275.6
Impairment losses of goodwill, MSEK	-	-490.0	-	-490.0	-490.0

[1] Excluding costs of the restructuring program and impairment losses of goodwill

	Sept. 30, 2009	Sept. 30, 2008	Dec 31., 2008
Operating capital employed, MSEK	981.7	1,445.7	1,204.3
Goodwill, MSEK	2.163.9	2,220.9	2,246.1
Acquisition related intangible assets, MSEK	249.0	252.1	283.7
Capital employed, MSEK	3.394.6	3,918.7	3,734.1
Net debt, MSEK	1,424.2	1,931.0	1,797.6
Equity, MSEK	1,970.5	1,987.8	1,936.5
Return on capital employed, before restructuring costs, %	-	-	14
Return on capital employed, %	-	-	8
Return on equity, before restructuring costs, %	-	-	15
Return on equity, %	-	-	-20
Debt/equity ratio, multiple	0.72	0.97	0.93
Equity/assets ratio, %	33	31	28

For definitions see page 19 and the Annual report.

THE GROUP'S ORGANIC SALES GROWTH AND EFFECTS OF CHANGES IN EXCHANGE RATES

The calculation of organic sales growth and specification of changes in exchange rates on operating income EBITA and EBIT are presented below:

MSEK	Jan-Sept 2009	Jan-Sept 2008	%
Sales	5,660.0	5,620.3	1
Acquisitions/disposals	-128.5	-	
Exchange rate changes from 2008	-500.3	-	
Organic sales	**5,031.2**	**5,620.3**	**-10**
EBITA			
EBITA	425.1	342.2	24
Exchange rate changes from 2008	-32.0	-	
EBITA	**393.1**	**342.2**	**15**
Operating income (EBIT) before impairment losses of goodwill			
Operating income (EBIT)	402.0	324.5	24
Exchange rate changes from 2008	-28.8	-	
Operating income (EBIT)	**373.2**	**324.5**	**15**

MSEK	Jul-Sept 2009	Jul-Sept 2008	%
Sales	1,741.4	1,875.9	-7
Acquisitions/disposals	-14.6	-	
Exchange rate changes from 2008	-85.7	-	
Organic sales	**1,641.1**	**1.875.9**	**-12**
EBITA			
EBITA	136.3	110.2	24
Exchange rate changes from 2008	-7.2	-	
EBITA	**129.1**	**110.2**	**17**
Operating income (EBIT) before impairment losses of goodwill			
Operating income (EBIT)	128.9	103.9	24
Exchange rate changes from 2008	-7.6	-	
Operating income (EBIT)	**121.3**	**103.9**	**17**

THE GROUP'S SEGMENTS, OVERVIEW JANUARY-SEPTEMBER

Niscayah's operations are divided into two different segments, Mainland Europe and US/UK/Ireland. Mainland Europe comprises the European market except for the UK and Ireland. The Anglo-Saxon market comprises the US, UK and Ireland. Other, includes Australia, Hong Kong and the Parent Company's costs.

	Mainland Europe		US/UK/Ireland		Other		Eliminations		The Group	
MSEK	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Sales, external	4,430.7	4,343.2	1,185.0	1,233.8	44.3	43.3	-	-	5,660.0	5,620.3
Sales, internal	0.2	0.3	-	-	15.2	22.1	-15.4	-22.4	-	-
Sales	**4,430.9**	**4,343.5**	**1,185.0**	**1,233.8**	**59.5**	**65.4**	**-15.4**	**-22.4**	**5,660.0**	**5,620.3**
Organic sales growth, %	*-8*	*6*	*-20*	*0*	-	-	-	-	*-10*	*4*
EBITA	471.9	394.7	29.5	49.9	-76.3	-102.4	-	-	425.1	342.2
EBITA margin, %	*10.7*	*9.1*	*2.5*	*4.0*	-	-	-	-	*7.5*	*6.1*
Amortization of acquisition related intangible assets	-12.4	-10.1	-10.8	-10.7	-	-	-	-	-23.1	-17.7
Operating income (EBIT)	**459.6**	**384.6**	**18.7**	**42.3**	**-76.3**	**-102.4**	**-**	**-**	**402.0**	**324.5**
Operating margin (EBIT), %	*10.4*	*8.9*	*1.6*	*3.4*	-	-	-	-	*7.1*	*5.8*
Impairment losses of goodwill	-	-	-	-483.4	-	-6.6	-	-	-	-490.0
Operating income (EBIT) after impairment losses of GW.	**459.6**	**384.6**	**18.7**	**-441.1**	**-76.3**	**-109.0**	**-**	**-**	**402.0**	**-165.5**
Financial income and expenses	-	-	-	-	-21.1	-85.5	-	-	-21.1	-85.5
Income before tax	**459.6**	**384.6**	**18.7**	**-441.1**	**-97.4**	**-194.5**	**-**	**-**	**380.9**	**-251.0**
Operating capital employed	600.0	1,001.1	133.5	267.5	248.5	177.2	-	-	982.0	1,445.7
Operating capital employed as % of sales	*10*	*16*	*8*	*15*	-	-	-	-	*12*	*18*
Goodwill	1,476.7	1,420.1	630.2	738.8	56.9	62.1	-	-	2,163.8	2,220.9
Acquisition related intangible assets	97.5	108.2	151.5	143.8	-	-	-	-	249.0	252.1
Capital employed	**2,174.2**	**2,529.4**	**915.2**	**1,150.1**	**305.4**	**239.3**	**-**	**-**	**3,394.8**	**3,918.7**

CONSOLIDATED INCOME STATEMENTS PER QUARTER 2009

MSEK	Jan-Mar	Apr-Jun	Jul-Sept	Oct-Dec
Sales	**2,001.9**	**1,916.6**	**1,741.4**	
Cost of goods sold	-1,331.9	-1,254.7	-1,132.7	
Gross income	**670.0**	**661.9**	**608.7**	
Gross margin, %	*33.5*	*34.5*	*35.0*	
Selling and administrative expenses	-530.7	-512.3	-472.4	
Selling and administrative expenses, margin, %	*26.5*	*26.7*	*27.1*	
EBITA	**139.3**	**149.6**	**136.3**	
EBITA margin, %	*7.0*	*7.8*	*7.8*	
Amortization of acquisition related intangible assets	-8.1	-7.8	-7.4	
Operating income (EBIT)	**131.2**	**141.8**	**128.9**	
EBIT margin, %	*6.6*	*7.4*	*7.4*	
Financial income and expenses	-9.5	-8.3	-3.2	
Income before tax	**121.7**	**133.5**	**125.7**	
Tax	-37.5	-39.7	-38.3	
Net income for the period	**84.2**	**93.8**	**87.4**	

CONSOLIDATED INCOME STATEMENT PER QUARTER 2008 (Excluding restructuring program)

MSEK	Jan-Mar	Apr-Jun	Jul-Sept	Oct-Dec	Jan-Dec
Sales	**1,797.5**	**1,946.9**	**1,875.9**	**2,388.7**	**8,009.0**
Cost of goods sold	-1,190.0	-1,287.3	-1,229.6	-1,606.7	-5,313.6
Gross income	**607.5**	**659.6**	**646.3**	**782.0**	**2,695.4**
Gross margin, %	*33.8*	*33.9*	*34.5*	*32.7*	*33.7*
Selling and administrative expenses	-503.4	-531.7	-536.1	-560.8	-2,132.0
Selling and administrative expenses, margin, %	*28.0*	*27.3*	*28.6*	*23.5*	*26.6*
EBITA	**104.1**	**127.9**	**110.2**	**221.2**	**563.4**
EBITA margin, %	*5.8*	*6.6*	*5.9*	*9.3*	*7.0*
Amortization of acquisition related intangible assets	-5.0	-6.4	-6.3	-8.5	-26.2
Operating income (EBIT)	**99.2**	**121.4**	**103.9**	**212.7**	**537.2**
EBIT margin, %	*5.5*	*6.2*	*5.5*	*8.9*	*6.7*
Impairment losses of goodwill	-	-	-490.0	-	-490.0
Financial income and expenses	-36.7	-16.7	-32.1	-52.3	-137.8
Income before tax	**62.5**	**104.7**	**-418.2**	**160.4**	**-90.6**
Tax	-19.1	-32.5	-21.5	-0.5	-73.6
Net income for the period	**43.5**	**72.1**	**-439.7**	**159.9**	**-164.2**

The Parent Company's income statement in summary

MSEK	Jan-Sept 2009	Jan-Sept 2008	Jan-Dec 2008
Net sales	146.0	110.7	187.3
Other operating expenses	-62.7	-77.6	-110.3
Operating profit	**83.3**	**33.1**	**77.0**
Income from financial items, net[1]	171.5	121.3	-449.1
Income after financial items	**254.8**	**154.4**	**-372.1**
Appropriations	-65.7	-35.2	-29.3
Income before tax	**189.1**	**119.2**	**-401.4**
Tax	-49.1	-43.8	-46.3
Net income	**140.0**	**75.4**	**-447.7**

[1]Write-down of shares in subsidiaries of MSEK -512 as of December 2008.

The Parent Company's balance sheet in summary

MSEK	Sept. 30, 2009	Sept. 30, 2008	Dec. 31, 2008
ASSETS			
Non-current assets	8,645.4	9,210.5	8,723.3
Current assets	817.8	814.6	826.6
TOTAL ASSETS	**9,463.2**	**10,025.1**	**9,549.9**
EQUITY	**6,988.0**	**7,493.2**	**6,950.9**
Untaxed reserves	211.9	152.1	146.2
LIABILITIES			
Non-current liabilities	1,699.2	2,071.8	2,025.9
Current liabilities	564.1	308.0	426.9
TOTAL EQUITY AND LIABILITIES	**9,463.2**	**10,025.1**	**9,549.9**

Definitions

Return on equity: Income after tax divided by average equity

EBIT: Operating income after depreciation, amortization and impairments of goodwill

EBIT margin: EBIT as a percentage share of sales

EBITA: Operating income before amortization of acquisition related intangible assets, but after depreciation and amortization of property, plant and equipment and other intangible assets.

EBITA margin: EBITA as a percentage share of sales.

EBITDA: Operating income before amortization.

EBITDA margin: EBITDA as a percentage share of sales.

Selling and administrative expenses, margin: Selling and administrative expenses as a percentage share of sales.

Other definitions are presented in Niscayah's Annual Report 2008, Note 4: www.niscayah.com